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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 A-16 OR 15D-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF JANUARY, 2006

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(b):



                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                        PERUSAHAAN PERSEROAN (PERSERO)
                                        PT TELEKOMUNIKASI INDONESIA
                                        ---------------------------------------
                                                  (REGISTRANT)


DATE JANUARY  27, 2006                     BY  /s/ ROCHIMAN SUKARNO
     -----------------------------            ----------------------------------
                                              (SIGNATURE)


                                                        ROCHIMAN SUKARNO
                                                 HEAD OF INVESTOR RELATION UNIT

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                                  PRESS RELEASE
                            No.TEL.29/PR110/UHI/2006


                     CLARIFICATION ON THE BLOOMBERG ARTICLE
                        REGARDING TELKOM'S CEO STATEMENT


JAKARTA, JANUARY 27, 2006 -- With reference to the article published in Bloomberg on January 27, 2006 entittled "TELKOM 2005 Profit Probably Rose 31% to 8 Tln Rupiah", we hereby clarify as follows:

1. Report regarding the estimated Rp.8 trillion net income was not based on statements made by TELKOM's President Director/CEO.

2. Accurate information regarding the Company's net income must still wait until the audited consolidated financial result for the year ended 2005 is finalized.







ADEK JULIANWAR
Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK


TELP    : 62-21-5215109
FAX     : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID